FIRST AMENDMENT TO THE
HEWLETT- PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
(Amended and Restated Effective June 2, 2000)

        The Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the “Plan”) is amended in the following respects:

1.     A new Subsection (c) is added to Section 11 to read as follows:

    (c)        Rollover Account Withdrawals. Notwithstanding Section 11(a), a Participant who has one or more Rollover Accounts consisting of rollover contributions (i) transferred to the Plan in a trustee-to-trustee transfer from the Avantek, Inc. Profit-Sharing Investment Plan in 1992; (ii) merged into the Plan from the Colorado Memory Systems, Inc. Profit Sharing 401(k) Plan in 1993; (iii) merged into the Plan from the EEsof’s 401(k) Savings Plan in 1994; or (iv) transferred into the Plan from the Convex Computer Corporation 401(k) Thrift and Savings Plan in 1996, may at any time withdraw from such Accounts any amount which does not exceed the balance in such Accounts as of any Valuation Date. A Participant who wishes to make a withdrawal under this Subsection (c) shall file an election with the Company in the prescribed manner.

2.	Appendices D, E, F, G and H to the Plan are deleted in their entirety.

3.

Effective Date: This First Amendment is effective as of the earlier of (i) the 90th day after the date the Participant has been furnished a summary that reflects this First Amendment and that satisfies the requirements of 29 CFR 2520.104b-3 (relating to a summary of material modifications), or (ii) the first day of the second Plan Year following the Plan Year in which this First Amendment is adopted.

This First Amendment is hereby adopted this 28th day of August, 2001.

HEWLETT-PACKARD COMPANY /s/ Robert P. Wayman
Robert P. Wayman Vice President Finance and Administration